

Mail Stop 3561

July 13, 2007

Mr. Michael G. Koppel
Executive Vice President and
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re:** **Nordstrom, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed March 23, 2007**
> **File No. 1-15059**

Dear Mr. Koppel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, pages 15-18

1.   We note your discussion of the 2006 vs. 2005 changes in net sales. Where you identify intermediate causes of changes in net sales, please expand your discussion to describe the reasons underlying the intermediate causes. For example, where you indicate that same store sales increases from your Full-Line stores came from accessories, cosmetics and men's apparel merchandise categories, please expand your discussion to describe how you achieved increased sales in these categories. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

2.   To make it more understandable to the average reader, please consider describing in lay terms what you mean by "…we leveraged our buying and occupancy costs of sales growth" when discussing the changes in gross profit. If you are trying to convey the fact that sales growth minimizes buying and occupancy expense growth, indicate so in plain English.

3.   Changes in gross profit of the magnitude in 2006 and 2005 should be discussed in greater detail. In this regard, indicate exactly what you mean when you say expansion of your merchandise margin rate primarily drove the gross margin improvement for 2006. To the extent the expansion was driven by price versus cost decreases, please quantify these amounts. Additionally, to the extent advertising, or lack thereof, contributed to increased regular price merchandise sales, please discuss this as applicable. Likewise, your existing disclosure of the 2005 margin improvement suggests it is wholly due to buying and occupancy costs remaining flat on a nominal basis thus decreasing as a percentage of sales as sales increased. If this is not the case, you may want to consider making the discussions clearer in future filings.

4.   While discussion of selling, general and administrative expenses (SG&A) as a percentage of sales is a useful metric in analyzing changes in net income as a percentage of sales, many components of SG&A do not bear a proportionate correlation with sales as other variable costs such as cost of sales. Accordingly, please supplement your disclosure by quantifying and discussing the reasons for the changes in SG&A.

5.   We note your discussion of the changes in SG&A due to "favorable developments" in the worker's compensation reserve. Please tell us in detail the

nature of the favorable developments, when the developments occurred and when the reserve was adjusted.

6.   You indicate your expected tax rate considering federal and net state rates is 38.5%. Please supplementally reconcile this to the 38.2% combined federal statutory and net state rates disclosed for the preceding 2 years in note 6 on page 41. Also, please explain in greater detail the nature of the "recent developments" that caused the estimates of taxes due for prior years to increase in the current year.

Critical Accounting Policies, page 24

7.   Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

Consolidated Balance Sheets, page 30

8.   Please tell us and disclose whether any individual accrued expense exceeds 5% of current liabilities. Refer to Rule 5-02.20 of Regulation S-X.

Note 3: Investment in Asset Backed Securities-Co-Branded Nordstrom Visa Credit Card Receivables

9.   Please tell us why you increased your credit loss assumption from 4.7% to 5.7%. Please provide us with a time-line of events that occurred that caused you to increase the loss rate and the circumstances that led you to reevaluate your credit losses. To the extent your prior credit loss assumption was revealed to be low by subsequent charge-offs, please explain in detail why the credit loss assumption was not adjusted prior to charge-off. To the extent the credit quality of your receivables has declined, please discuss this as a known trend in MD&A.

10.   Please help us understand the relationship of the percentages contained in the final table in this note to your assumption relating to average annual credit losses, if any. Please be detailed in your explanation.

Note 11: Commitments and Contingent Liabilities, page 45

11.   We note on page 10 that you are involved in a cosmetics claim and that you entered into a settlement agreement with the plaintiffs and other defendants on July 13, 2003. We further note that you are awaiting final court decision on the approval of the settlement or dismissal of the appeal. Please tell us and disclose the portion of the estimated $175 million settlement and $24 million legal fees that is expected to be allocated to you. Also, please tell us how much, if any, you have accrued for this settlement. If you do not have any amounts accrued, please tell us why you believe you do not meet the criteria in paragraph 7 of SFAS 5 to accrue for this loss contingency.

Note 7: Long Term Debt, page 42

12.   Please confirm that if your debt ratings fall to the highest level of non-investment grade for Standard and Poor's there will be no effect on your facility.

Note 12: Shareholders" Equity and Stock Compensation Plans, page 46

13.   Regarding your performance share units, please tell us how you record the performance share unit liability based on the vesting factors. An example scenario with journal entries from grant to vesting date may be the best mechanism to illustrate your accounting to us. In addition, please tell us what price you use to value the stock.

Item 9A. Controls and Procedures, page 52

14.   We note that your President and Chief Financial Officer concluded that your disclosure controls and procedures were effective in the timely recording, processing, summarizing and reporting of material financial and non-financial information. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission's rules and forms. Also disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your President and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323. Any other questions regarding disclosure issues may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant